

September 23, 2010

Kosta N. Kartsotis
Chief Executive Officer
Fossil, Inc.
2280 N. Greenville Avenue
Richardson, Texas 75082

> **Re:** **Fossil, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 3, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2010**
> **File No. 000-19848**

Dear Mr. Kartsotis:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Garrett A. DeVries
Haynes and Boone, LLP